[TacTech Letterhead]


                                          July 7, 1995


Jan Salsgiver
President
Zeus Electronics, Inc.
100 Midland Avenue
Port Chester, NY 10573



Dear Jan,

         This letter will serve to amend and extend the "Terms of Agreement" between Transition Analysis of Component Technology, Inc. ("TacTech") and Arrow Electronics, Inc. ("Arrow") dated as of May 19, 1993, with an original expiration date of May 18, 1996, together with Rider thereto and Schedule A to said Rider (collectively, the "Agreement"), as follows:

1. The fee structure set forth in Schedule A to the Rider to the Agreement is hereby amended to provide for an annual fee of $200,000 in lieu of the $108,000 annual fee currently provided, payable as per Paragraph 4 of said Schedule A but at the rate of $16,666.66 per month. The rate increase is effective as of July 1, 1995.

2. The termination date of the Agreement is extended from May 18, 1996 until June 30, 1998 and accordingly, Paragraph 4 of the Rider which restates Paragraph 5 of the Agreement is amended to substitute "July 1, 1995" for "the date of this Agreement" as therein set forth.

3. TacTech shall provide to Zeus Electronics, Inc. as an additional module, without additional cost and upon the same terms as are applicable to the other modules and services provided by TacTech under the Agreement, the TacTech
"military to commercial" conversion data module. TacTech shall continually update the data for this module to reflect ongoing changes to standard military specification semiconductors and their commercial equivalents.

4. Paragraph 1 of Schedule A is amended to provide that in lieu of unlimited usage via a local 1-714 area code telephone number, Zeus Electronics, Inc. will be entitled to one thousand four hundred (1,400) hours of annual access to the TacTech database via a local 1-714 area code telephone number. For usage over 1,400 hours per annum, Zeus Electronics, Inc. will pay an additional fee of $80.00 per hour billed on the same terms and conditions as per Paragraph 4 of Schedule A.

         In all other respects, the Agreement is ratified and affirmed. If the foregoing accurately sets forth our understanding, please have an authorized signatory of Arrow acknowledge same beneath the words "Accepted and Agreed to" at the foot hereof whereupon this will constitute a binding amendment to the Agreement.

                                                Very truly yours,

                                                Transition Analysis
                                                Component Technology, Inc.



                                                By:  Robert E. Schrader
                                                     ----------------------
                                                     Robert E. Schrader
                                                     President and CEO




Accepted and Agreed to:

Arrow Electronics, Inc.


By:    Jan Salsgiver
    -------------------

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